BRITTON INTERNATIONAL INC.
725 Kendall Lane
Boulder City, Nevada, USA  89005
tel/fax: 702.293.3613
cell: 702.630.6351
email: jacek@britton.com

August 11, 2006

BY COURIER

Ms. Amanda B. Roberts
Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E. (Mail Stop 4561)
Washington, D.C. 20549

Dear Ms. Roberts:

Subject:        Britton International Inc.
                      Item 4.01 Form 8-K
                      Filed August 8, 2006
                      File No. 333-131348

This letter is in response to your comment letter received August 10, 2006, regarding Item 4.01 included in the Form SB-2 filed by Britton International Inc. (the “registrant”) on August 8, 2006, and accompanies the requested amendment to the Form 8-K which we have filed as of today’s date. We have reproduced below the comments in your letter and then direct your attention to how your comment was addressed and/or provide supplemental information.

We enclose redlined and clean copies of the Form 8-K/A.

Form 8-K filed August 8, 2006
  Please amend your Form 8-K to cover the interim period from the date of the last audited financial statements as required by Item 304(a)(1)(iv) of Regulation S-B. Include an updated letter from your former auditor addressing your revised disclosures as an exhibit to your Form 8-K/A.

  In response to your comment, we have amended our Form 8-K to cover the interim period from the date of our last audited financial statements and our 8-K/A filing includes an updated letter from our former auditor which addresses the revised disclosures.

  Please amend your Form 8-K to state whether, during the two most recent fiscal years and the subsequent interim period, your new independent accountant, Schumacher & Associates Inc. CPAs,

had been engaged by you as either the principal accountant to audit your financial statements or as a consultant. Refer to Item 304(a))2) of Regulation S-B.

In response to your comment, we have amended our Form 8-K to state that our new independent accountant, Schumacher & Associates Inc. CPAs, has not been engaged by Britton International Inc. as either the principal accountant to audit our financial statements or as a consultant.

Additionally, as per your request, we provide the following statement in writing acknowledging that:

  the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

  Securities and Exchange Commission (“SEC”) staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to this filing; and

  the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We trust the foregoing is satisfactory.

Yours truly,

BRITTON INTERNATIONAL INC.

/s/ Jacek Oscilowicz

Jacek Oscilowicz

Cc:       Roy McCollom – Miller and McCollom CPAs
            Terry Seipelt – Schumacher & Associates Inc. CPAs
            Thomas E. Stepp, Jr. – Stepp Law Group